SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number : 1-14118

PRESS RELEASE #37/04

QUEBECOR WORLD WINS WORKPLACE SAFETY AWARD

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

December 15, 2004                                                                                                                                   37/04

For immediate release

QUEBECOR WORLD WINS WORKPLACE SAFETY AWARD

Montréal, Canada - Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is pleased to announce that its facility in Covington, Tenn has been given the Commissioner's Award of Excellence for Workplace Health and Safety. This award was presented to Quebecor World by the Tennessee Occupational Health and Safety Administration. The award recognizes Quebecor World for providing a long-term safe working environment at its' Covington facility.

"This award represents an enormous accomplishment in workplace safety for Quebecor, " said Jim Flanagan of TOSHA. "Quebecor employees have worked more than 3 million man hours without a lost-time injury. I would also like to note that this is the first printing facility to qualify for this award."

Quebecor World's Covington facility employs approximately 550 people and prints magazines and retail insets for some of North America's largest publishers and retailers.

"This award is a testament to our employees and I would like to thank all of them for their diligent attention to maintaining a safe working environment while providing a quality product for our customers," said Chuck Moran, Covington's General Manager. "But this award is also a testament to the philosophy of Quebecor World. We are a Company that places a top priority on safety and we pride ourselves in promoting a safe workplace at all our facilities."

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie Chlumecky
Title:      Assistant Secretary

Date:     December 15, 2004